EXHIBIT 4.3

The Hops Operating Partner Equity Investment Plan

            The title of the plan described herein is the “Hops Operating Partner Equity Investment Plan” (the “Plan”).

            Operating Partners are those ten percent limited partners and employees of Limited Partnerships controlled by Avado Brands, Inc.  The Limited Partnerships own and operate Hops Restaurant * Bar * Brewery restaurants (the “Restaurants”), and have hired the Operating Partners to manage the operations of the Restaurants pursuant to five year Employment Agreements that automatically extend for consecutive one year periods unless terminated by one of the parties.  The General Partner of each of the Limited Partnerships is offering Operating Partners a loan (the “Note”) to be used for the purchase of Avado Brands, Inc. common stock, $.01 par value per share (the “Avado Stock”) in an amount equal to the amount actually paid to the Limited Partnerships by the Operating Partner for his ten percent partnership interest (an “Equity Investment”).  The Plan does not provide for the purchase of any securities other than Avado Stock.

            Operating Partners shall be eligible to participate in the Plan if selected by the General Partner of the Limited Partnerships.  Each Operating Partner purchasing Avado Stock pursuant to the Plan shall be required to sign an amendment to his Employment Agreement and a Pledge Agreement (collectively, the “Agreements”).  The Agreements will obligate the Operating Partner to pledge Avado Stock, in an amount equal to the principal of the Note, to the Limited Partnership for the duration of the Operating Partner’s relationship with the Limited Partnership with which he is associated.  The pledged Avado Stock shall secure the Operating Partner’s obligations to the Limited Partnership under his Agreements.  That amount of Avado Stock shall be held solely in the name of the Operating Partner, free and clear of any liens or encumbrances other than those described herein.  During the term of the Agreements, an Operating Partner may not sell, assign or hypothecate the pledged Avado Stock.

            The Employment Agreement, as amended, of each Operating Partner will continue to specify annual compensation of, and benefits and distributions to, the Operating Partner.  Distributions shall be based upon the sales and profits of the Operating Partner’s restaurants.

            The administrator of the Plan (the “Plan Administrator”) is designated by the chief executive officer or chief financial officer of the General Partner of each of the Limited Partnerships.  The Plan Administrator maintains the Limited Partnership’s records in connection with the Plan and is responsible to the Limited Partnership for the safekeeping of certificates representing shares of Avado Stock pledged to the Limited Partnership pursuant to the Agreements.  The Plan Administrator will not serve as a trustee or manager of any securities purchased or pledged pursuant to the Plan and is not authorized to represent or provide legal counsel or other advice to any person or entity other than the Limited Partnerships and its executive officers in connection with the Plan.  The Plan Administrator is authorized to execute and file on behalf of the Plan all statements, reports or other documents required to be filed with or delivered to the Securities and Exchange Commission or any other government agency, person or entity in connection with the Plan.  The Plan Administrator will serve until removed by the chief executive officer or chief financial officer of the General Partner of each of the Limited Partnerships or until he or she dies, is disabled, or resigns.  The Plan Administrator shall issue to each Operating Partner a quarterly report showing, as of the close of business on the final day of each fiscal quarter, the number of shares of Avado Stock that such Operating Partner has pledged pursuant to the Agreements and the market value of Avado Stock.

            Each Operating Partner’s Equity Investment shall be purchased by the Operating Partner in the open market by placing one or more orders with a broker/dealer (the “Broker”) or such other means as may be selected by the Operating Partner.  Neither Avado Brands, Inc. nor any of its subsidiaries or affiliates shall sell shares to, assist with or in any way facilitate the purchase by any Operating Partner of Avado Stock, other than to authorize one or more Brokers to distribute information and applications related to the opening of ordinary brokerage accounts with such Brokers.  Payment for Avado Stock purchased by the Operating Partner must be made by the Operating Partner directly to the seller (through an agent of the Operating Partner if applicable), not to the Limited Partnership or Avado Brands, Inc.  Operating Partners shall be responsible and liable for all commissions, charges and/or fees charged by any Broker.

            In the event that prior to the end of his initial five year term of employment (1) an Operating Partner’s employment with his Limited Partnership terminates or (2) the General Partner of the Limited Partnership should close one of the restaurants for which the Operating Partner is responsible, the Operating Partner shall receive, within 30 days:

  the cash amount paid by Employee for his or her Equity Investment less any outstanding indebtedness on the Note.

The Limited Partnership shall return and release to the Operating Partner the number of pledged shares of Avado Stock having a value that as closely as possible equals the Equity Investment out of the shares pledged pursuant to the Agreements.  Any Avado Stock not returned and released to the Operating Partner, with an aggregate value of up to $300,000 per restaurant for which the Operating Partner is responsible,shall be transferred by the Operating Partner to the Limited Partnership as liquidated damages to help defray the costs of hiring, relocating, and training a replacement for the Operating Partner.

            In the event of any termination of an Operating Partner’s employment with his Limited Partnership at or after the end of his initial five year term of employment, the Operating partner shall receive a cash payment within 30 days of his termination equal to:

(a)

10% of the lesser of (1) four times annual cash flow for the Limited Partnership for the 12 calendar months preceding the month of employment termination (“cash flow” being defined as net income plus depreciation and amortization), or (2) the fair market value of the Limited Partnership as determined by the General Partner (whose determination shall be final and binding on all parties), each calculated in accordance with generally accepted accounting principals; provided, however, that in no event shall the value determined in this subparagraph be less than the amount originally paid by the Operating Partner for his Equity Investment; less

(b)	the amount, if any, that the aggregate value of the Operating Partner’s pledged Avado Stock on the public markets at the close of business on the date of termination (but never a greater value than the value determined in subparagraph (a) above) exceeds the Equity Investment; less
(c)	any outstanding indebtedness on the Note.

 The Limited Partnership shall also release and return to the Operating Partner all of his pledged Avado Stock.

            Notwithstanding anything to the contrary above, in no event shall the General Partner deliver to the Operating Partner, after the end of his term of employment, cash and Avado Stock with an aggregate value of less than the Equity Investment plus the aggregate value of any principal payments by the Operating Partner on the Note.”

            The Plan will commence immediately upon the effectiveness of the filing of a registration statement on Form S-8, including the plan as an exhibit, with the Securities and Exchange Commission.  The Plan will continue thereafter as long as any Operating Partner is subject to the Agreements or until such other date as the General Partner of the Limited Partnerships may elect to terminate the Plan.

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